Item 77C - Submission of matters to a vote of security holders

1. A Special Meeting of Shareholders ("Meeting") of the Munder Large-Cap Growth Fund ("Large-Cap Growth Fund"), a series of Munder Series Trust ("MST"), was held on September 13, 2011.

The purpose of the Meeting was to ask shareholders to consider the following proposal, which was more fully described in the Proxy Statement/Prospectus dated August 12, 2011:

Proposal 1. A proposal to approve or disapprove an Agreement and Plan of Reorganization providing for, among other things, (a) the acquisition of all of the assets of the Large-Cap Growth Fund by the Munder Growth Opportunities Fund ("Growth Opportunities Fund"), a diversified series of MST, in exchange for corresponding or designated shares of the Growth Opportunities Fund having an aggregate value equal to the net asset value of the Large-Cap Growth Fund and the assumption by the Growth Opportunities Fund of all liabilities of the Large-Cap Growth Fund and (b) the subsequent liquidation, termination, and dissolution of the Large-Cap Growth Fund.

The results of the votes are set forth below:

Proposal 1		No. of Shares
For			1,448,357
Against			7,773
Abstain			4,805